# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMMUNIC, INC., CIK 0001280776
CUSIP: 4525EP101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1200 AVENUE OF THE AMERICAS, SUITE 200, NEW YORK, United States (X1), 10036
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-24-000094
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,268,162; sole dispositive power 0; shared dispositive power 6,268,162; aggregate amount beneficially owned 6,268,162 (6.4% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,268,162; sole dispositive power 0; shared dispositive power 6,268,162; aggregate amount beneficially owned 6,268,162 (6.4% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,027,105; sole dispositive power 0; shared dispositive power 3,027,105; aggregate amount beneficially owned 3,027,105 (3.2% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,027,105; sole dispositive power 0; shared dispositive power 3,027,105; aggregate amount beneficially owned 3,027,105 (3.2% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 315,231; sole dispositive power 0; shared dispositive power 315,231; aggregate amount beneficially owned 315,231 (0.3% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 315,231; sole dispositive power 0; shared dispositive power 315,231; aggregate amount beneficially owned 315,231 (0.3% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 9,295,267; sole dispositive power 0; shared dispositive power 9,295,267; aggregate amount beneficially owned 9,295,267 (9.5% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 9,785,178; sole dispositive power 0; shared dispositive power 9,785,178; aggregate amount beneficially owned 9,785,178 (9.99% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 9,785,178; sole dispositive power 0; shared dispositive power 9,785,178; aggregate amount beneficially owned 9,785,178 (9.99% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 9,785,178; sole dispositive power 0; shared dispositive power 9,785,178; aggregate amount beneficially owned 9,785,178 (9.99% of the class)

## Item 1. Issuer
Name of issuer: IMMUNIC, INC.

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2025, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held certain Pre-Funded Warrants (the "Pre-Funded Warrants") exercisable for an aggregate of 8,580,151 Shares. The Pre-Funded Warrants are exercisable immediately, do not expire, and have an exercise price of $0.0001 per Share. The Reporting Persons and the Partners Managed Account may not exercise any portion of the Pre-Funded Warrants they hold to the extent that, after giving effect to such issuance after exercise, they (together with their Attribution Parties (as defined in the Securities Purchase Agreement, dated January 4, 2024, by and among the Issuer and the investors that are signatories thereto)), would beneficially own in excess of 9.9% of the Shares outstanding (the "Warrants Blocker"). As of the close of business on June 30, 2025, the Warrants Blocker prohibited the exercise of all the Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on June 30, 2025, the Reporting Persons and the Partners Managed Account held certain Pre-Funded Warrants (the "New Pre-Funded Warrants") exercisable for an aggregate of 13,335,000 Shares. The New Pre-Funded Warrants are accompanied by Series A Warrants and Series B Warrants (each of which are defined and described below). The New Pre-Funded Warrants are exercisable immediately, do not expire, and have an exercise price of $0.0001 per Share. A holder of New Pre-Funded Warrants will not be entitled to exercise any portion of such New Pre-Funded Warrants that, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by such holder (together with its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) to exceed 9.99% of the total number of then issued and outstanding Shares, as such percentage ownership is determined in accordance with the terms of the New Pre-Funded Warrants (the "New Warrants Blocker"). As of the close of business on June 30, 2025, the New Warrants Blocker limited the exercise of the New Pre-Funded Warrants to 2,132,206 out of the 13,335,000 Shares underlying the New Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on June 30, 2025, the Reporting Persons and the Partners Managed Account held certain Series A warrants (the "Series A Warrants") exercisable for an aggregate of 13,335,000 Shares and Series B warrants (the "Series B Warrants") exercisable for an aggregate of 13,335,000 Shares. The Series A Warrants are exercisable immediately at an exercise price of $0.75 per Share and expire on December 31, 2025. The Series B Warrants are exercisable at any time from the earlier of (i) October 1, 2025, (ii) the first day following any five trading days during which the volume weighted average price for Shares during such five trading day period is $1.25 or greater (the "VWAP Target"), or (iii) immediately prior to the consummation of a Fundamental Transaction (as defined in the Series B Warrants) for one Share at an exercise price of $0.75 per Share and expire five years from the date of issuance. In addition, the Series A Warrants and Series B Warrants will immediately expire in proportion to the extent that the corresponding New Pre-Funded Warrants are exercised prior to September 30, 2025; provided that this term will not apply to the Series B Warrants immediately as of the date of achievement of the VWAP Target. A holder of the Series A Warrants and Series B Warrants will not be entitled to exercise any portion of such warrant that, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by such holder (together with its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the holder for purposes of Section 13(d) of the Exchange Act) to exceed 9.99% of the number of Shares outstanding immediately after giving effect to the exercise (the "Series A and B Blocker"). As of the close of business on June 30, 2025, the Series A and B Blocker prohibited the exercise of all the Series A Warrants and Series B Warrants held by the Reporting Persons and the Partners Managed Account. If the holder is not permitted to exercise a Series A Warrant or a Series B Warrant for Shares due to the Series A and B Warrants Blocker, then the holder may exercise such warrant at an exercise price of $0.7499 for an equivalent number of pre-funded warrants with an exercise price of $0.0001 in substantially the same form as the New Pre-Funded Warrants.

As of the close of business on June 30, 2025 (i) BVF beneficially owned 6,268,162 Shares, including 2,132,206 Shares underlying certain New Pre-Funded Warrants held by it, and excluding (a) 4,685,315 Shares underlying certain New Pre-Funded Warrants held by it, (b) 4,496,000 Shares underlying the Pre-Funded Warrants held by it, (c) 6,817,521 Shares underlying the Series A Warrants held by it, and (d) and 6,817,521 Shares underlying the Series B Warrants held by it, (ii) BVF2 beneficially owned 3,027,105 Shares, excluding (a) 5,278,894 Shares underlying the New Pre-Funded Warrants held by it, (b) 3,514,428 Shares underlying the Pre-Funded Warrants held by it, (c) 5,278,894 Shares underlying the Series A Warrants held by it, and (d) 5,278,894 Shares underlying the Series B Warrants held by it, and (iii) Trading Fund OS beneficially owned 315,231 Shares, excluding (a) 912,813 Shares underlying the New Pre-Funded Warrants held by it, (b) 444,452 Shares underlying the Pre-Funded Warrants held by it, (c) 912,813 Shares underlying the Series A Warrants held by it, and (d) 912,813 Shares underlying the Series B Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 6,268,162 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,027,105 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 315,231 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 9,295,267 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 9,785,178 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in a certain Partners Managed Account, including 174,680 Shares held in the Partners Managed Account, which excludes (a) 325,772 Shares underlying the New Pre-Funded Warrants held in the Partners Managed Account, (b) 125,271 Shares underlying the Pre-Funded Warrants held in the Partners Managed Account, (c) 325,772 Shares underlying the Series A Warrants held by it, and (d) 325,772 Shares underlying the Series B Warrants held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 9,785,178 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 9,785,178 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on a denominator that is the sum of (i) 95,817,536 Shares outstanding as of May 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on May 30, 2025 and (ii) 2,132,206 Shares issuable upon the exercise of certain New Pre-Funded Warrants owned by the Reporting Persons, as applicable.

As of the close of business on June 30, 2025, (i) BVF beneficially owned approximately 6.4% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 3.2% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 6.4% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 3.2% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.5% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 18, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (08/14/2025)